Exhibit 99.1

August 21, 2018

Lithium Americas Strengthens Senior Management Team,

Appoints President and Chief Operating Officer

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company"), is pleased to announce new appointments to the senior management team following the recently announced strategic transaction with Jiangxi Ganfeng Lithium Co. Ltd. (“Ganfeng Lithium”) to jointly advance the Cauchari-Olaroz lithium project in Jujuy, Argentina (“Cauchari-Olaroz”), in addition to the Company’s continuing development of the 100%-owned Thacker Pass lithium project in Nevada, USA (“Thacker Pass”).

Mr. Jonathan (Jon) Evans has agreed to join the Company as President and Chief Operating Officer, effective September 1, 2018. In addition to having served as an officer in the U.S. Army, Jon brings over 20 years of executive operations experience, including management positions with General Electric in the US and Europe, and executive roles at a number of major industrial companies owned by private equity firms. From 2008 to 2013, Jon was the General Manager in charge of the Lithium Division at FMC Corp.

With Jon’s appointment as President, John Kanellitsas will become Executive Vice Chairman of the Company, in which capacity he will chair the Company’s Management Committee, be primarily responsible for managing the Company’s recently announced collaboration efforts with Ganfeng Lithium, and continue to work on developing long-term financing plans for Thacker Pass.

Lithium Americas is also pleased to announce the appointments of Rene LeBlanc as Chief Technical Officer and Alec Meikle as Vice President, Corporate Development. Rene joined Lithium Americas in 2017 as a Senior Processing Development Manager responsible for developing and testing the process flowsheet for Thacker Pass and, more recently, has been involved in the technical development of Cauchari-Olaroz. Prior to joining the Company, Rene worked for over 10 years in process engineering at both FMC Corp. and Tesla, Inc.  Alec joined the Company in 2016 and has played a key role in the Company’s successful efforts in securing over US$350 million of debt and equity capital, and structuring the Company’s recently announced transaction with Ganfeng Lithium. Prior to joining Lithium Americas, Alec was a research analyst covering the lithium market with 10 years’ experience in finance and capital markets.

Tom Hodgson, CEO of Lithium Americas, commented: “Following the recent announcement of our strategic transaction and collaboration agreement with Ganfeng Lithium, we continue to strengthen our management and technical teams as we advance our two world-class projects in Argentina and Nevada. I am very proud of our ability to attract exceptional talent as we focus on building one of the strongest teams in the lithium industry. Jon joins the Lithium Americas’ executive team, having already earned an outstanding reputation as a disciplined leader in the lithium industry and brings to Lithium Americas key industry relationships and project management experience. Over the past year, Jon has been actively involved in the oversight of our projects in his capacity as a Director of the Company, and we now look forward to benefiting from his operating and leadership skills as part of the senior management team.”

Effective with the executive appointment, Jon Evans will step down from the Company’s Board of Directors.

About Lithium Americas:

Lithium Americas is developing the Caucharí-Olaroz lithium project currently under construction in Jujuy, Argentina, and, on closing of the strategic transactions announced August 14, 2018, will have a 62.5% interest in the joint venture with Ganfeng Lithium holding a 37.5% interest. In addition, Lithium Americas owns 100% of the Thacker Pass lithium project in northern Nevada, and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1150 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email:    ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-looking statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Such forward-looking information is subject to various risks and uncertainties. Forward-looking information in this news release includes, but is not limited to, statements with respect to: (i) the timing and completion of the recently announced strategic transaction regarding the Company’s Cauchari-Olaroz and related transactions; (ii) the potential for future collaboration with Ganfeng Lithium and any benefits therefrom; and (iii) statements regarding the ability to continue to strengthen management and technical teams and to advance the Company’s projects.  Forward looking information is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information, including, but not limited to, risks relating to changes in project parameters as plans continue to be redefined, including the possibility that mining operations may not commence at the project, risks relating to variations in mineral resources and mineral reserves, risks relating to the ability to access infrastructure, risks relating to changes in the price of, or worldwide demand for, battery-grade lithium carbonate, sulfuric acid or other commodities, risks relating to increased competition in the market for batter-grade lithium carbonate and related products, risks relating to global financial conditions, reliance on key personnel, operational risks inherent in the conduct of mining activities, increases in capital or operating costs and the risk of delays or increased costs that may be encountered during the development and construction process, regulatory risks, including risks relating to the acquisition of necessary permits and licenses, financing risks, including the risk that funding required for development and construction activities may not be available on satisfactory terms or at all, environmental risks, risks relating to completion of the transactions referenced above, and the additional risks identified in the “Risk Factors” section of Lithium Americas’ annual information form and other reports and filings filed with applicable securities regulators. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.